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                                  UNITED STATES

                                       SECURITIES AND EXCHANGE COMMISSION

                                 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eRoomSystem Technologies, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

296016 10 8
(CUSIP Number)

October 1, 2003
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David A. Gestetner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 5,004,000 shares (See Footnote 1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,000 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,000,000 shares (See Footnote 1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,004,000 shares (See Footnote 1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) ABOVE 23.85% (See Footnote 2)
12		TYPE OF REPORTING PERSON (See Instructions) IN

(1)  Mr. Gestetner serves as the Manager of Gestetner Group, LLC, a New Jersey limited liability company. Mr. Gestetner has sole voting power and thus all shares held by Gestetner Group are attributed to him for the purpose of this Schedule 13D. On October 1, 2003, eRoomSystem Technologies, Inc. (“eRoom”) and Gestetner Group entered into a series of agreements which provide, inter alia, that Gestetner Group is the holder of a secured convertible promissory in the original principal amount of $50,000 (the “Note”). The Note can be converted at any time into 1,000,000 shares of common stock of eRoomSystem Technologies, Inc. In addition, Gestetner Group has been issued a warrant to purchase 4,000,000 shares of common stock (the “Warrant”) of eRoom, exercisable at $0.05 per share at any time through October 1, 2008.  For the purpose of this Schedule 13D, the shareholdings and voting rights set forth above assume the conversion of 100% of the original principal comprising the Note into shares of common stock of eRoom, along with the full exercise of the Warrant into shares of common stock.

(2)  Assumes the full conversion of the Note and exercise of the Warrant described in footnote (1) above, as well as additional conversions of secured convertible promissory notes issued by eRoom to several third parties on October 1, 2003, in the collectively original principal amount of $200,000 (the “Other Notes”), which, collectively, can be converted into 4,000,000 shares of common stock of eRoom at any time. In addition, assumes the exercise of warrants to purchase an additional 1,000,000 shares of common stock (the “Other Warrants”) by the holders of the Other Notes as issued to them, collectively, on October 1, 2003. Thus, as of September 30, 2003, eRoom had 10,983,933 shares of common stock issued and outstanding. Assuming the conversion of 100% of the original principal amount comprising the Note and the Other Notes, as well as the full exercise of the Warrant and Other Warrants, eRoom would have 20,983,933 shares of common stock issued and outstanding.

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1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gestetner Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	5	SOLE VOTING POWER 5,000,000 shares (See Footnote 1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 5,000,000 shares (See Footnote 1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 shares (See Footnote 1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.83% (See Footnote 2)
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1)  On October 1, 2003, eRoomSystem Technologies, Inc. (“eRoom”) and Gestetner Group, LLC entered into a series of agreements which provide, inter alia, that Gestetner Group is the holder of a secured convertible promissory in the original principal amount of $50,000 (the “Note”). The Note can be converted at any time into 1,000,000 shares of common stock of eRoomSystem Technologies, Inc. In addition, Gestetner Group has been issued a warrant to purchase 4,000,000 shares of common stock (the “Warrant”) of eRoom, exercisable at $0.05 per share at any time through October 1, 2008.  For the purpose of this Schedule 13D, the shareholdings and voting rights set forth above assume the conversion of 100% of the original principal comprising the Note into shares of common stock of eRoom, along with the full exercise of the Warrant into shares of common stock.

(2)  Assumes the full conversion of the Note and exercise of the Warrant described in footnote (1) above, as well as additional conversions of secured convertible promissory notes issued by eRoom to several third parties on October 1, 2003, in the collectively original principal amount of $200,000 (the “Other Notes”), which, collectively, can be converted into 4,000,000 shares of common stock of eRoom at any time. In addition, assumes the exercise of warrants to purchase an additional 1,000,000 shares of common stock (the “Other Warrants”) by the holders of the Other Notes as issued to them, collectively, on October 1, 2003. Thus, as of September 30, 2003, eRoom had 10,983,933 shares of common stock issued and outstanding. Assuming the conversion of 100% of the original principal amount comprising the Note and the Other Notes, as well as the full exercise of the Warrant and Other Warrants, eRoom would have 20,983,933 shares of common stock issued and outstanding.

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Item 1.
(a)	Name of Issuer:	eRoomSystem Technologies, Inc.
(b)	Address of Issuer's Principal Executive Offices:	106 East 13200 South, Draper, Utah 84020

Item 2.
(a)	Name of Person Filing:	David A. Gestetner, Gestetner Group, LLC
(b)	Address of Principal Business Office or, if none, Residence:		106 East 13200 South, Draper, Utah 84020
(c)	Citizenship:		Mr. Gestetner is a citizen of the United States of America; Gestetner Group, LLC is a New Jersey limited liability company
(d)	Title of Class of Securities:	Common Stock, $.001 par value
(e)	CUSIP Number:	296016 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[ ]		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
		David A. Gestetner	Gestetner Group, LLC
(a)	Amount beneficially owned:	5,004,000(1)(2)	5,000,000(1)
(b)	Percent of class:	23.85%%(1)	23.83%(1)
(c)	Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:	5,004,000	5,000,000
	(ii) Shared power to vote or to direct the vote:	-0-	-0-
	(iii) Sole power to dispose or to direct the disposition of:	5,004,000	5,000,000
	(iv) Shared power to dispose or to direct the disposition of:	-0-	-0-

(1)   Assumes the conversion of all outstanding principal comprising the Note and Other Notes and the exercise of 100% of the Warrant and Other Warrants.

(2)    Includes 4,000 shares of common stock held in the name of David A. Gestetner.

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Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group

On October 1, 2003, David A. Gestetner was named Chief Executive Officer, President and a Director of eRoomSystem Technologies, Inc. Mr. Gestetner is the manager of Gestetner Group, LLC, a New Jersey limited liability company, and has voting control over all of the shares of eRoomSystem Technologies, Inc. common stock held by Gestetner Group, LLC. As a result, Mr. Gestetner beneficially owns the shares of eRoomSystem common stock beneficially owned by Gestetner Group, LLC.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID A. GESTETNER
Dated:	October 3, 2003

By:
David Gestetner

Gestetner group, LLC, a New Jersey limited liability company
Dated:	October 3, 2003

By:
David Gestetner
		Its:	Manager

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